Exhibit 99.1

【Note】

The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

Ticker: MRM

March 2, 2021

Kohji Eguchi
President and CEO
MEDIROM Healthcare Technologies Inc.
Tradepia Odaiba
2-3-1 Daiba, Minato-ku,
Tokyo, Japan, 135-0091

Dear Shareholders:

Notice of the 21st Ordinary General Meeting of Shareholders to be held on March 29, 2021

We inform you that the 21st Ordinary General Meeting of Shareholders of MEDIROM Healthcare Technologies Inc. (the “Company”) will be held at the Head Office of the Company (16F, Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan) on Monday, March 29, 2021 at 9:00 a.m., Japan Standard Time, for the purposes listed below. You are cordially requested to avoid attending the meeting to the extent possible this year to prevent the spread of the novel coronavirus disease (COVID-19) and to exercise your voting rights by mail or by instructing the depositary to vote the common shares on your behalf prior to the meeting (in writing). Therefore, please review the attached Reference Documents for General Meeting of Shareholders, and kindly exercise your voting rights prior to 6:00 p.m., Japan Standard Time, on Sunday, March 28, 2021.

Details of the Meeting

1.	Date and time: Monday, March 29, 2021 at 9:00 a.m. (Reception commences at 8:30 a.m.), Japan Standard Time,

2.	Venue: Seminar Room A and B, Head Office of the Company (Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan)

3.	Agenda:

Matters to be reported:

The Business Report and the Non-Consolidated (Audited) Financial Statements for the 21st fiscal year (from January 1, 2020 to December 31, 2020), which financial statements were based upon our statutory financial results as prepared in accordance with Japanese GAAP. These results may differ in material respects from the audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission (SEC) and will be available at www.sec.gov. The discussion of the Japanese GAAP is presented to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting.

Matters to be resolved:

Proposal 1: To amend the Articles of Incorporation (Addition of the Business Purpose)

Proposal 2: To amend the Articles of Incorporation (Changing the Authorized Capital)

Proposal 3: To elect five (5) Directors

Recommendation of the Board

Our Board of Directors unanimously recommends that the stockholders or ADS holders vote “FOR” each of the proposals listed above.

The outline of the agenda is as described in the following "Reference Materials Concerning Solicitation of Proxy Voting Rights".

*	If you attend the meeting in person, please submit the enclosed voting form at the reception desk at the meeting location on the day of the meeting.

*	Please note that only shareholders of the Company as of the record date (December 31, 2020) can attend the meeting.

*	Should any change need to be made to the Reference Documents for General Meeting of Shareholders, Business Report or Non-Consolidated Audited Financial Statements, such changes shall be posted on the website of the Company (https://medirom.co.jp/en/ir).

*	For voting results, an extraordinary report shall be posted on the website of the Company in place of the Notice of Resolutions. Information in English will be posted on our English website.

*	We will take appropriate measures to prevent the spread of COVID-19 according to the circumstance on the day of the meeting. Should any significant change need to be made to the operation of the meeting in response to circumstances, such changes shall be posted on the website of the Company. Please check the updated information on our English website.

*	If you are a holder of our American Depository Shares (the “ADSs”), each of which represents one common share of the Company, you may instruct the depositary how to vote the number of deposited shares your ADSs represent. The [Reference Materials Concerning Solicitation of Proxy Voting Rights] accompanying this Notice shall describe the matters to be voted on and explain how you, as an ADS holder, may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Japan and the provisions of our articles of association or similar documents, to vote or to have its agents vote the common shares as instructed by you.

*	The depositary will not exercise any discretion in voting the common shares and it will only vote or attempt to vote as instructed, with the exception that, under certain circumstances, the depositary may give a discretionary proxy to a person designated by us to vote the number of ADSs of certain ADS holders.

Reference Documents for Solicitation of Proxy Voting Rights

1.  Solicitor for the Exercise of Proxy Voting Rights

Kouji Eguchi, President and CEO

2.  Proposals and Reference Information

Proposal 1: To amend the Articles of Incorporation (Addition of the Business Purpose)

(1) Reason for Changes

In order to prepare for the development of new businesses utilizing the Company's strengths and the future business expansion, we will add a new business purpose to Article 2.

(2) Details of Changes

（The underlined parts indicate changes.）

current	new
(Business Purposes) Article 2 The purpose of the Company shall be to engage in the following businesses. 1 – 32 (articles omitted) 33. All operations incidental or related to the preceding items.

(Business Purposes)

Article 2 The purpose of the Company shall be to engage in the following businesses.

1 – 32 (articles omitted)

33. Power generation business, sales of electric power, and their agency business.

34. All operations incidental or related to the preceding items.

(3) Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” this proposal.

Proposal 2: To amend the Articles of Incorporation (Changing the Authorized Capital)

(1) Reason for Changes

The total number of authorized shares of the Company is 10,000,000 shares (consisting of 9,999,999 common shares and one (1) Class A common share). As a result of the initial public offering of our ADSs (the “IPO”) and the listing thereof on the Nasdaq Capital Market, including the issuance of new common shares due to exercise of over-allotment option in connection with the IPO, the total number of outstanding shares as of January 31, 2021 was 4,975,001 (consisting of 4,975,000 common shares and one (1) Class A common share). In light of the fact that the total number of issued shares has reached approximately 50% of the total number of authorized shares, we desire to increase the total number of authorized shares in order to enable future business expansion and the implementation of a flexible capital policy.

(2) Details of Changes

The details of the amendment are as follows. The amendments to the Articles of Incorporation in this proposal shall become effective at the conclusion of this General Meeting of Shareholders.

（The underlined parts indicate changes.）

current	new

(Total number of authorized shares and total number of authorized class shares, etc.)

Article 6 The total number of authorized shares shall be 10,000,000 shares, and the total number of authorized class shares shall be 9,999,999 common shares and one (1) Class A common share.

(Total number of authorized shares and total number of authorized class shares, etc.)

Article 6 The total number of authorized shares shall be 19,900,000 shares, and the total number of authorized class shares shall be 18,999,999 common shares and one (1) Class A common share.

(3) Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” this proposal.

Proposal 3: To elect five (5) Directors

The terms of office of all five (5) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, we are seeking to elect five (5) Directors, including two (2) Outside Directors. The nominees for Directors are as described below.

Name (Date of Birth)	Biography, Position, Responsibilities, and Significant Concurrent Positions, etc.	Number of Shares Held （as of January 31, 2021）
Kouji Eguchi (July 27, 1973)

March 1996: Bachelor of Oceanography, Department of Marine Resources, Tokai University

April 1996: Jac Co. Ltd. (current Curtis Holdings, Inc.)

December 1999: Senior Managing Director, PriceDown.com, Inc. (Jac's subsidiary)
July 2000: Director, Young Leaves, Inc. (currently MEDIROM Healthcare Technologies inc.)

November 2001: Representative Director (current), ReRaKu Inc. (currently MEDIROM Healthcare Technologies inc.)

June 2010: Director of the Japan Relaxation Industry Association (current)

Common Shares: 1,884,960 Common Shares Class A Common Share: 1 Share
Fumitoshi Fujiwara (December 28, 1965）

March 1989:　Bachelor in Law, Meiji Gakuin University

April 1989: Shuwa Corporations

April 1993:　Koei Tecmo Holdings Co., Ltd.

December 1998: CFO, Executive Officer Management Division

June 2000: Director and CFO, Spiralstar Japan, Inc.

June 2002: CEO, AC Capital Inc.

November 2009: Founder & CEO, Eaglestone Capital Management (current)

March 2017: Director and CFO, MEDIROM Healthcare Technologies Inc. (current)

40,000 Common Shares
Miki Aoki (November 12, 1980)

March 2003: Bachelor of Economics, Tokyo Keizai University

April 2003:　Chiyoda Accounting Firm

July 2006: Venture Online, Inc.

December 2008:　Joined MEDIROM Healthcare Technologies Inc.

October 2012:　Head of Business Administration Department

March 2013:　Director (current)

31,000 Common Shares
Tomoya Ogawa (November 9, 1976) Outside Director

September 1999:　Bachelor of Economics, Tokyo University

September 2001: Monitor Group Tokyo Branch

April 2004: Master in Law, Hitotsubashi University

April 2006: Legal Training Institute

September 2007: Abe, Ikubo & Katayama Law Office

December 2010:　DeNA Inc.

March 2013: Director, MEDIROM Healthcare Technologies Inc. (current)

December 2014: Director, Akatsuki Corporation

28,500 Common Shares
Akira Nojima (May 23, 1964) Outside Director

March 1988: Bachelor in Law, Meiji Gakuin University

April 1988: Recruit Holdings Co., Ltd.

February 2015: Director and CEO, No Track Inc. (current)

March 2020: Director, MEDIROM Healthcare Technologies Inc. (current)

NIL

* There is no special interest between each candidate and the Company.

* The Company has obtained the consent of each candidate to assume the office, subject to the approval of this agenda.

(3) Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” this proposal.

Fiscal Year 2020 Business Report

From January 1 to December 31, 2020

Forward-Looking Statements

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 (the “Act”) protects companies from liability for their forward-looking statements if they comply with the requirements of the Act.

1.	Current status of MEDIROM Healthcare Technologies Inc. (the “Company”)

(1)   Business Progress and Activities

During the current fiscal year (January 1, 2020 to December 31, 2020), the outlook for the Japanese economy remained uncertain due to sluggish economic activity caused by the spread of the new coronavirus and the resulting declaration of a state of emergency, as well as the subsequent recovery and re-emergence of the infection.

The relaxation industries have been affected by the government mandated shutdown and consumer uncertainty amidst the novel coronavirus outbreak. Many retail companies are facing significant decreases in sales as customer apprehension reduces store visits and subsequent consumption.

Since the start of the emergency declaration announced on April 7, 2020, many of the commercial facilities with which we partner for our retail operations have decided to close storefront operations and leasing, resulting in the halting of operations for many of our directly owned and franchised salons.

In response, we announced on April 21, 2020 that most of our salons across the country would temporarily suspend operations until May 6, 2020. Subsequently, after the emergency declaration was lifted on May 25, 2020, our salons gradually resumed operations, and by September 2020, substantially all of our salons had resumed operations.

Despite such strong market headwinds against a volatile business environment, we successfully achieved our planned initial public offering (“IPO”) and listed our common shares in the form of American Depositary Shares on the Nasdaq Capital Market in the United States on December 29, 2020. We raised 1,168,626 thousand yen in the offering, which provide an equity infusion that both shored up our balance sheet and provided working capital to fuel growth in our business as we continue to rebound in 2021.

We detail the primary business activities conducted by the Company during the fiscal year:

1	The number of our stores (Re.Ra.Ku® brand) as of the end of December, 2020 was 172, and the number of our group stores, including subsidiaries, was 290.
2	In response to the decline in sales caused by the temporary suspension of operations and shortened hours, we issued orders for approximately 70% of all group employees, including storefront and head office staff, to take a leave of absence. Despite this furlough, we successfully received government subsidies to maintain employment and pay salaries during the suspension period, negotiated with the owners of the properties we occupied to reduce the deficit during a suspension, postponed rent payments, and worked to recover customers after resuming operations. These actions helped stretch working capital and preserve cash flow during an otherwise precarious liquidity scenario.
3	To secure liquidity, the Company borrowed 775,000 thousand yen from financial institutions during the current fiscal year.

4	In the specific medical checkup and health guidance business using our self-developed application LAV®, we strengthened sales to health insurance associations (our contractors). We concluded outsourcing contracts with 23 health insurance associations as of the end of December 2020, supporting recurring revenue for the year ahead.
5	We continue progress in developing MOTHER®, a health tracker that does not require electric charging, including the development of a fully functional prototype.

Financial Results Under J-GAAP

Note:	The following discussion is based upon our statutory financial results as prepared in accordance with Japanese GAAP. These results may differ in material respects from the audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov. The discussion below is presented to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting. For the convenience of the reader, information presented in Japanese Yen has been translated into U.S. dollars based upon the conversion rate of $1.00 = JPY 104.940, as reported by the Federal Reserve Bank on February 12, 2021.

As a result, the Company posted net sales of 1,416,109 thousand yen ($13,494 thousand) resulting in a decrease of 332,885 thousand yen ($3,172 thousand) year-on-year, and operating loss of 588,726 thousand yen ($5,610 thousand) resulting in a decrease of 602,793 thousand yen ($5,744 thousand) year on year. The Company posted ordinary loss of 949,541 thousand yen ($9,048 thousand) resulting in a decrease of 903,877 thousand yen ($8,613 thousand) from the previous year. The Company posted a net loss of 1,079,651 thousand yen ($10,288 thousand), resulting in a decrease of 769,493 thousand yen ($7,332 thousand) from the previous fiscal year (non-consolidated).

In the future, the Company intends to use the proceeds raised through the IPO to rebuild existing stores' ability to attract customers and the customer base that has been impacted by the spread of the new coronavirus infection. We also intend to use the proceeds for business expansion, including continuous store development for further growth, category expansions into adjacent retail business lines including hot spring bath facilities, a realization of economies of scale through the acquisition of other companies in the same industry, and bolstering the technology and infrastructure behind our healthtech businesses. Simultaneously, we expect to promote business efficiency by building and maintaining internal control systems and revamping core business systems, aiming for a quick recovery in profitability and further improvement of business performance.

(2)	Capital Expenditures, etc.

The total amount of capital investment made during the current fiscal year was 228,712 thousand yen ($2,179 thousand). This capital expenditure consists of 1) 67,795 thousand yen ($646 thousand) for the new office interior construction and purchase of assets related to move of headquarter and Re.Ra.Ku College, 2) 55,988 thousand yen ($533 thousand) for interior construction of Re.Ra.Ku Pro Running Takebashi Imperial Palace Side Store, 3) 32,202 thousand yen ($306 thousand) for internal development and renewal of the web site and App, and 4) 28,857 thousand yen ($274 thousand) for acquisition of four franchised salons.

(3)	Status of Fund Procurement

We completed an initial public offering (“IPO”) of our common shares, in the form of American Depositary Shares (“ADSs”) and the listing thereof on the Nasdaq Capital Market in the U.S. during the fiscal year and raised 1,168,626 thousand yen from the IPO.

In addition, the Company raised 775,000 thousand yen in long-term loans from financial institutions.

(4)	Status of transfer, absorption-type demerger, or incorporation-type demerger of business

There is no applicable matter.

(5)	Issues to be addressed

In January 2021, a further state of emergency was declared by the Japanese Government, requiring the restaurant industry to shorten its operating hours to 20:00. In conjunction with this declaration, some of the commercial facilities in which our salons operate have implemented shorter hours. Although the effects on our business have been less severe than that experienced during April and May of 2020, our revenues have been adversely affected. However, we expect revenues to recover as the restrictions are lessened.

We expect to strive to further improve customer satisfaction and increase sales by providing high-quality services using Japan's most extensive therapist education and training facility and education system.

We intend to ensure that customers can continue to use our salons as the global pandemic wears on by taking appropriate precautionary measures to protect against potential spread of disease. At the same time, we will strive to reduce expenses and recover profits.

Additionally, following our listed company status (the only publicly traded Japanese company from the relaxation sector in the United States), we aim to leverage our credibility and share acquisition currency to aggressively consolidate and achieve further economies of scale.

(6)	Changes in assets and profit/loss (Non-consolidated, under Japanese GAAP)

(Unit: thousand yen other than per share or ratio information, and convenience translation for fiscal 2020)

Items	December 31, 2016 (Unaudited)	December 31, 2017 (Unaudited)	December 31, 2018 (Unaudited)	December 31, 2019 (Unaudited)	December 31, 2020 (Audited)	December 31, 2020 Convenience translation in $ ‘000
Net sales	2,256,225	2,338,514	2,199,344	1,748,994	1,416,109	13,494
Ordinary income	45,967	29,127	75,003	(45,664)	(949,541)	(9,048)
Net income (loss)	31,283	2,414	(56,724)	(310,158)	(1,079,651)	(10,288)
Net income per common share	8.99 yen	0.64 yen	(15.06) yen	(82.76) yen	(268.26) yen	$(2.56)
Total assets	2,690,384	2,590,775	2,297,140	2,511,105	3,041,593	28,984
Net assets	113,692	176,107	118,614	508,456	379,865	3,619
Net assets per common share	31.15 yen	48.29 yen	32.24 yen	126.40 yen	77.37 yen	$0.74
Ratio of shareholders' equity to total assets	4.22%	6.79%	5.16%	20.24%	12.48%	12.48%

(Note 1) For the year ended December 31, 2018, the Company transferred its worker dispatching business and fee-charging employment placement business to its subsidiary Medirom Human Resources, Inc. (formerly known as Re.Ra.Ku Wellness, Inc.). As a result, sales corresponding to the period from September 1, 2018, to December 31, 2018, related to this business. The effect of this transfer was a decrease in net sales of 131,038 thousand yen.

(Note 2) For the convenience of the reader, the December 31, 2020 figures are translated into U.S. dollars based upon the conversion rate of $1.00 = JPY 104.940, as reported by the Federal Reserve Bank on February 12, 2021.

(7) Status of important subsidiaries, etc.

1 Important subsidiaries

Name	Capital stock	Ratio of voting rights of the Company	Main business
Medirom Human Resources, Inc.	10 million yen	100%.	Temporary staffing and job placement services
Bell Epoc Wellness Inc.	1 million yen	100%.	Relaxation industry
JOYHANDS WELLNESS Inc.	1 million yen	100%.	Relaxation industry
Decollte Wellness Corporation	10 million yen	100%.	Relaxation industry

(Note) Reraku Wellness Inc. changed its name to Medirom Human Resources Inc. on March 10, 2019.

2 Important affiliated companies

There are no matters to be stated.

(8) Significant business combinations, etc.

There are no matters to be stated.

(9) Main business activities (as of December 31, 2020)

Business segment	Business Description
Salon management business	Direct management of relaxation stores
Franchise Business	Support business for the operation of relaxation stores based on franchise contracts
Real Media/Sampling Business	Distribution of promotional materials commissioned by companies
Specific Health Guidance Program	Health guidance business using applications and devices, planning and sales business
MOTHER Tracker	The development of our health tracker "MOTHER" (under development)

(10) Main sales offices (as of December 31, 2020)

Head Office and Re.Ra.Ku® College 3-1, Daiba 2-chome, Minato-ku, Tokyo, 16th Floor Tradepia Odaiba

(11) Employees (as of December 31, 2020)

Number of employees	Increase/decrease from the previous year end	Average age
51	Decreased by 1	33.5

(Note) The above figures represent the status of regular employees.

(12) Major lenders (as of December 31, 2020)

Borrower	Balance of borrowings (thousand yen)
Higashi Nihon Bank	442,021
Japan Finance Corporation	304,580
The Shoko Chukin Bank, Ltd.	109,000
Jonan Shinkin Bank	33,440
Kiraboshi Bank	400

2.	Matters concerning the status of our common shares (as of December 31, 2020)

(1) Total number of shares authorized to be issued	Common shares Class A shares	9,999,999 shares 1 share

(2) Total number of issued shares	Common shares Class A shares	4,915,000 shares 1 share

*The total number of common shares issued includes 92,500 shares of treasury stock.

(3) Number of shareholders	Common shares Class A shares	88 1 person

(4) Major shareholders	Major shareholders

	Number of shares held
Shareholder name	Number of common shares held	Number of Class A Share Held	Total Number of Holdings	Voting rights ratio
Kouji Eguchi	1,884,960	1	1,884,961	39.09%.
The Bank of New York Mellon	800,000	-	800,000	16.59%.
Daihachiro Kawaguchi	200,000	-	200,000	4.15%.
Franchise Advantage, Inc.	188,500	-	188,500	3.91%.
Reraku Group Shareholding Association	146,927	-	146,927	3.05%.
Tadahiro Saito	75,000	-	75,000	1.56%.
MIC Innovation No.4 Investment Limited Liability Partnership	68,500	-	68,500	1.42%.
Keishin Mori	65,500	-	65,500	1.36%.
Bell-Park Co.,Ltd.	61,000	-	61,000	1.26%.
Kongyo Hongo	60,000	-	60,000	1.24%.
Nippon Menard Cosmetics Co., Ltd.	60,000	-	60,000	1.24%.
Hitoshi Aoki	60,000	-	60,000	1.24%.

* Although the Company holds 92,500 shares of treasury stock, it is excluded from the above list of major shareholders.

** The ratio of voting rights is calculated by deducting the number of treasury stock from the total number of common shares excluding Class A share.

3．	Matters concerning the status of stock acquisition rights, etc. (Stock acquisition rights issued and outstanding as of December 31, 2020)

(1) Stock acquisition rights granted as consideration to their engagement and held by the Company directors and corporate auditors as of the end of this fiscal year

(i) The 4th Series of Stock Acquisition Rights (SAR)				(Issued with consideration）
Type of holders	Number of SAR	Type and number of shares subject to the SAR	Exercise period	Exercise price (per share)	Number of holders
Directors (internal)	-	-	-	-	-

Outside directors	-	-	-	-	-

Corporate auditors	25	Common shares 12,500	December 22, 2017～December 21, 2025	400yen	1

Total	25	Common shares			1
		12,500

(ii) The 5th Series of Stock Acquisition Rights (SAR)				(Issued without consideration）
Type of holders	Number of SAR	Type and number of shares subject to the SAR	Exercise period	Exercise price (per share)	Number of holders
Directors (internal)	50	Common shares	December 22, 2017～December 21, 2025		1
		25,000		400yen
Outside directors	25	Common shares	December 22, 2017～December 21, 2025		1
		12,500		400yen
Corporate auditors	-	-	-	-	-

計	75	Common shares			2
		37,500

(iii) The 6th Series of Stock Acquisition Rights (SAR)				(Issued with consideration）
Type of holders	Number of SAR	Type and number of shares subject to the SAR	Exercise period	Exercise price (per share)	Number of holders
Directors (internal)	-	-	-	-	-

Outside directors	-	-	-	-	-

Corporate auditors	5,000	Common shares	December 22, 2018～December 21, 2026		1
		5,000		2,000yen
計	5,000	Common shares			1
5,000

(iv) The 8th Series of Stock Acquisition Rights (SAR)				(Issued with consideration）
Type of holders	Number of SAR	Type and number of shares subject to the SAR	Exercise period	Exercise price (per share)	Number of holders
Directors (internal)	150,000	150,000	October 1, 2021～September 30, 2026		1
				2,000yen
Outside directors	-	-	-	-	-

Corporate auditors	-	-	-	-	-

計	150,000	Common shares			1
		150,000

(v) The 9th Series of Stock Acquisition Rights (SAR)				(Issued with consideration）
Type of holders	Number of SAR	Type and number of shares subject to the SAR	Exercise period	Exercise price (per share)	Number of holders
Directors (internal)	55,000	Common shares	October 1, 2021～September 30, 2024		2
		55,000		128yen
Outside directors	1,200	Common shares	October 1, 2021～September 30, 2024		1
		1,200		128yen
Corporate auditors	1,200	Common shares	October 1, 2021～September 30, 2024		1
		1,200		128yen
計	57,400	Common shares			4
		57,400

(2) Stock acquisition rights granted as consideration to the Company employees, etc. for their engagement during this fiscal year

The 9th Series of Stock Acquisition Rights (SAR)				(Issued with consideration）
Type of holders	Number of SAR	Type and number of shares subject to the SAR	Exercise period	Exercise price (per share)	Number of holders
Company employees	78,700	Common shares	October 1, 2021～September 30, 2024		48
		78,700		128yen
Directors, corporate auditors, and employees of subsidiaries	75,100	Common shares 75,100	October 1, 2021～September 30, 2024		111
				128yen
Others	88,800	Common shares	October 1, 2021～September 30, 2024		14
		78,700		128yen
Total	242,600	Common shares			173
		242,600

4．Matters concerning Directors and Corporate Auditors

(1) Status of Directors and Corporate Auditors (As of December 31, 2020)

Title	Name	In Charge	Concurrent position
CEO	Kouji Eguchi	Healthtech Department	CEO of MEDIROM Human Resources, Inc. CEO of Belle Epoc Wellness Inc. CEO of Decolte Wellness Inc. Director of Japan Relaxation Industry Association
CFO	Fumitoshi Fujiwara	Back office Department	CEO of Eaglestone Capital Management Inc.
Director	Miki Aoki	Platform Department
Outside Director	Tomoya Ogawa	Outside Director	Director of Akatsuki Inc.
Outside Director	Akira Nojima	Outside Director	CEO of Notrack
Outside Auditor	Minekazu Shimada
Outside Auditor	Osamu Sato	Outside Director	Professor, School of Business Administration, Aoyama Gakuin University CEO of Aoyama Consulting Group, Inc.
Outside Auditor	Tsukasa Karyu	Outside Director	Director, Karyu Tax Accountant Office External Corporate Auditor of Five Ring Inc.

* Mr. Toru Shimada, Outside Director, resigned on March 26, 2020.

** Ms. Kim Jones, Outside Director, resigned on November, 19, 2020.

*** Mr. Tsukasa Karyu, Outside Auditor, holds a certificate of Certified Tax Accountant, and has suitable financial and accounting knowledge.

(2) Summary of Liability Limitation Contracts

Not applicable.

(3) Remuneration of Directors and Corporate Auditors during this fiscal year

Role	Number of persons	Total remuneration
Directors （Outside directors included）	5 （2）	JPY 46 million （JPY 0 million）
Corporate Auditors （Outside auditors included）	3 （2）	JPY 6 million （JPY 1 million）
Total （Outside directors and auditors included）	8 （4）	JPY 52 million （JPY 1 million）

(4) Matters regarding Outside Directors and Auditors

1	Relationship between the Company and significant entities in which each has a concurrent business position

Role	Name	Significant entity: the person has a concurrent business position and relationship with the Company
Outside Director	Tomoya Ogawa	LTW Co., Ltd., which is wholly owned by Mr. Tomoya Ogawa, has an advisory contract with the Company, and receives a monthly advisory fee of 100,000 yen (excluding tax) from the Company.
Outside Director	Akira Nojima	Nortrack Co., Ltd., which is 100% owned by Mr. Akira Nojima, has concluded a business consignment contract with us, and we receive a monthly payment of 50,000 yen (excluding tax) as a business consignment fee from our company.
Outside Auditor	Osamu Sato	Aogaku Consulting Group Co., Ltd., which Mr. Osamu Sato serves as the representative director, has an advisory contract with the Company and receives a monthly advisory fee of 100,000 yen (excluding tax) from the Company.

2	Primary activities in the Company
Role	Name	Primary activities
Outside Director	Tomoya Ogawa	He participated in 15 of 15 Board of Directors meetings (100%) held this fiscal year, and expressed his opinions from the professional point of view as management of other company
Outside Director	Akira Nojima	He participated in 12 of 13 Board of Directors meetings (92%) held this fiscal year after he joined the Company and expressed his opinions from the professional point of view as management of other company.
Outside Auditor	Osamu Sato	He participated in 14 of 15 Board of Directors meetings (93%) held this fiscal year, 10 of 11 Board of Corporate Auditors meeting (91%) and expressed his opinions from the professional point of view as a scholar of business administration.
Outside Auditor	Tsukasa Karyu	He participated in 15 of 15 Board of Directors meetings (100%) held this fiscal year, 11 of 11 Board of Corporate Auditors meeting (100%), and expressed his opinions from the professional point of view as a Certified Tax Accountant.

5.   Matters concerning the status of the accounting auditor for statutory Japanese financial statements

(1)	Name of Accounting Auditor

Sorei Audit Corporation

(2)	Remuneration, etc. as Accounting Auditor for the fiscal year under review

1	Remuneration as Accounting Auditor for the fiscal year

9.8 million yen

2	Total amount of cash and other financial benefits to be paid by the Company and its subsidiaries

9.8 million yen

* The Board of Corporate Auditors of the Company agreed to the remuneration of Sorei Audit Corporation because the Board of Corporate Auditors determined that Sorei Audit Corporation is suitable for the position after considering the independence and expertise of an accounting auditor and the remuneration for auditing.

(3)	Matters concerning audit of subsidiaries

The Company prepares consolidated financial statements in accordance with U.S. GAAP in order to list our common shares in the form of ADSs on the Nasdaq Capital Market in the United States.

In addition to the accounting above, a domestic audit as required under Japan’s Companies Act must be done concurrently. Therefore, the financial statements submitted to the U.S. SEC and the Nasdaq prepared by converting the consolidated statutory financial statements prepared under Japanese GAAP to U.S. GAAP have been audited by Baker Tilly US, LLP. The Company's consolidated financial statements in accordance with U.S. GAAP, including those of its subsidiaries, have been audited.

(4)	Details of non-audit services

Not applicable.

(5)	Matters Related to Audits of Subsidiaries

The financial statement of each of our subsidiaries have not been audited according to US. GAAP.

(6)	Outline of the contents of the liability limitation agreement

Not applicable.

(7)	Policy on dismissal or non-reappointment of accounting auditors

The Board of Corporate Auditors shall dismiss the Accounting Auditor with the Corporate Auditor's unanimous consent if the Accounting Auditor falls under any of the circumstances outlined in each item of Article 340, Paragraph 1 of the Companies Act. In this case, the corporate auditor selected by the Board of Corporate Auditors will report the accounting auditor's dismissal and the reasons for the release at the first general meeting of shareholders to be convened after the discharge.

The Board of Corporate Auditors will decide whether to reappoint or not to reappoint the accounting auditor, considering the number of years the accounting auditor has been in office.

6.	Company structure and policies

(1)	System to ensure the appropriateness of operations

The basic policy regarding the system to ensure the Company's operations, or systems of internal controls, is as follows.

1	A system to ensure that the execution of duties by the directors and employees of the Company complies with laws and regulations and the Articles of Incorporation (compliance system)

In the event of any of the following circumstances, the Company's directors, etc. (meaning directors, executive officers, or any other officers, the same shall apply hereinafter.) shall determine the basic policy of compliance in the Company, establish an organization and regulations to make it effective, and promote it by incorporating it into each Company's activities in the Company. At the same time, the Company shall provide education on compliance, clarify the procedures for responding to compliance violations, and make these procedures known to each subsidiary of the Company. For these systems' establishment and operation, the Company's internal audit department shall conduct internal audits. The internal audit department of each subsidiary of the Company shall request reports on the content audits conducted and provide advice as necessary. In addition, the Company shall establish a reporting system for internal control to ensure the reliability of financial reporting and operate and evaluate the system effectively and efficiently.

2	System for the storage and management of information related to the execution of duties by directors of the Company (information storage and management system)

The Company's Directors shall prepare and preserve documents (including electromagnetic records) that record information related to the execution of their duties. The Company's directors shall prepare and store documents (including electromagnetic records) that record information related to their duties' performance and maintain them where can be viewed as necessary. Information management shall be conducted by the "Basic Policy on Information Security" and the "Personal Information Protection Policy.

3	Rules and other systems for managing the risk of loss in the Company (Risk Management System)

The Company's directors shall determine the basic policy of risk management for the Company, establish an organization, regulations, bylaws, internal rules, guidelines and manuals to make this policy effective, and promote it by incorporating it into the activities of each subsidiary of the Company. At the same time, the Company shall provide education on risk management, clarify the procedures for disclosing risks and responding to crises, and make these procedures known to each subsidiary of the Company. The Company's internal audit department (including the internal audit departments of each subsidiary of the Company) shall monitor these systems' establishment and operation. The Company's internal audit department (including the internal audit departments of each subsidiary of the Company) shall conduct internal audits of each subsidiary of the Company concerning these systems' establishment and operation.

4	A system to ensure the efficient execution of duties by the directors, etc. of the Company (Efficient Duty Execution System).

The directors of the Company shall ensure efficiency in the execution of duties by the directors, etc., of the Company by establishing a business management system consisting of the following items.

•	In addition to the Board of Directors, the Group Management Committee shall be organized to deliberate on important matters affecting the entire Company to make decisions carefully after multifaceted consideration.
•	The Company shall appoint executive officers to be in charge of business execution and shall dispatch directors to each Company in the MEDIROM Group as necessary to supervise appropriate business execution and decision-making.
•	The Company shall execute its duties appropriately and efficiently following the duties and authority and decision-making rules based on the Rules on Duties and Authority.
•	Each subsidiary of the Company shall formulate quantitative and qualitative targets as its annual plan, manage its performance through quarterly monitoring, etc.

5	System for reporting on the execution of duties by the directors of Company and other strategies for ensuring the appropriateness of business operations (reporting on the performance of duties and other Group internal control systems).

The Company's Directors shall establish rules and standards applicable to each subsidiary of the Company, including the following items, and shall manage a business under these rules and standards and request various reports based on these rules and standards.

•  Matters related to governance and monitoring of each subsidiary of the Company

•  Matters related to the guidance and management of the development of internal control systems at each subsidiary of the Company

•  Matters related to the Company's information communication system*.

•  Matters concerning the internal audit of the Company by the Company's Corporate Audit Department

* Matters including the system for sharing information within the Company and the internal whistle-blowing system

6	Matters related to employees who the Company's Corporate Auditors request to assist them in their duties* (*hereinafter collectively referred to as "corporate auditor-related systems")

The directors of the Company shall appoint employees to assist in the Company's Corporate Auditors' duties. These employees shall assist in the Corporate Auditors' responsibilities and shall be subject to the direction and orders of the Corporate Auditors.

7	Matters of the independence of employee item from the directors and issues concerning ensuring the effectiveness of instructions to such employee by the Corporate Auditors of the Company.

To ensure the employees' independence mentioned in the preceding item, decisions on matters related to personnel affairs, such as the appointment, transfer, and evaluation of such employees, shall require the consent of the Company's Corporate Auditors. Besides, such employees shall not concurrently hold positions related to the execution of business and shall be subject only to the direction and orders of the Company's Corporate Auditors.

8	System for Directors, Corporate Auditors and Employees of the Company to Report to the Company's Corporate Auditors.

The Company's directors shall report to the Company's Corporate Auditors on matters designated in advance by the Company's Corporate Auditors under the auditing standards for Corporate Auditors of the Company, etc. The main issues shall be as follows.

•	Suppose a Company Director discovers a fact that is likely to cause significant damage to any of the subsidiary of the Company. In that case, the Director shall notify the Company of such fact.
•	Statutory matters that require the consent of the Company's Corporate Auditors
•	Status of development and operation of the internal control system of the Company

The Company's Corporate Auditors may request reports from the directors, Corporate Auditors, and employees of each subsidiary of the Company at any time as necessary, not limited to the above matters, and those requested to report shall promptly make appropriate reports. The Directors, Corporate Auditors, and employees of each subsidiary of the Company (including those who have received information from such directors, Corporate Auditors, and employees) may request reports from the Directors, Corporate Auditors, and employees of each subsidiary of the Company. Directors, Corporate Auditors, and employees of each subsidiary of the Company (including those who have received reports from such directors, Corporate Auditors, and employees) shall report directly to the Company's Corporate Auditors. When matters arise, they deem it appropriate to report to the Company's Corporate Auditors to ensure each Company's business operations' appropriateness in the Company.

The Corporate Auditors of the Company shall receive reports on the operation of the internal reporting system once a quarter. The Company's Corporate Auditors shall receive notifications on the operation of the whistle-blowing system once a quarter. If they deem it necessary, the Corporate Auditors may have relevant personnel immediately report on the system's operation.

9	System to ensure that a person who has made a report as described in the preceding item is not treated disadvantageously for the reason that he or she has made a report to the Company's Corporate Auditors.

The Directors of the Company shall establish the standard rules of the Company. They stipulate those who have made the report described in the preceding item shall not be treated disadvantageously because of such information and shall operate the rules appropriately after making them known to each subsidiary of the Company.

10	Policy on procedures for prepayment or redemption of expenses incurred in the execution of duties by the Company's Corporate Auditors

Suppose the Company's Corporate Auditors request advance payment or redemption procedures of expenses incurred in their duties' performance. In that case, the Company's Directors shall promptly pay such fees, except in cases where such payment is deemed unnecessary for the performance of the Corporate Auditors' duties, under the internal rules established through consultation with the Company's Corporate Auditors.

11	Other systems to ensure that the audits of the Company's Corporate Auditors are conducted effectively

The Company's Corporate Auditors shall hold meetings to exchange opinions with the representative directors and outside directors of the Company regularly. Besides, the Directors of the Company shall establish a system to ensure that the audits of the Company's Corporate Auditors are conducted effectively, such as by ensuring that the Company's Corporate Auditors have the opportunity to attend meetings of each subsidiary of the Company at the request of the Company's Corporate Auditors.

(2) Overview of the operation of the system to ensure the appropriateness of operations.

During the current fiscal year, we have been working to ensure proper business operations by establishing the so-called "internal control system for financial reporting" in connection with the IPO in the United States and as a large company under the Companies Act. Although there were some accounting operations delays due to the large-scale closure of the head office and other departments resulting from the spread of the new coronavirus, we promoted the accelerated closing process. We strengthened our internal monitoring, reconciliation and accounting controls system by reinforcing accounting staff with sufficient accounting knowledge and efficiently allocating operations.

As for the central meetings held to monitor and supervise the proper operation of the business as stated in (1) above, the Board of Directors met 15 times to ensure the legality of the execution of duties by the directors, and outside directors who have no vested interest in the Company attended all Board of Directors meetings. The Board of Corporate Auditors held 11 meetings, and the Rules Creation Committee, which is responsible for the maintenance and revision of rules and regulations, held once a week during 2020.

The Corporate Auditors conduct audits based on the board of Corporate Auditors' audit plan and exchange opinions with the Company's Representative Director and other Directors, the Internal Audit Office, and the Accounting Auditor.

To confirm business operations' appropriateness, we have established an Internal Audit Office and assigned a full-time staff member.

(3) Basic Policy on Control of Stock Companies

As a Japanese company with ADSs listed on overseas markets, we respect the free trading of our ADSs in the market, and according to our amended and restated articles of incorporation and under the Companies Act, the final decision on whether to accept a proposal for a purchase of the Company's shares that would result in a change of control should be left to the shareholders.

The Company has issued Class A shares with Koji Eguchi, the founder, and representative director, as the holder. The Class A shares are so-called "golden shares" with the same rights as common shares in terms of dividends and receipt of residual assets and have the right to consent to critical corporate decisions such as reorganization and disposal of substantial assets and issuance of new shares.

The Company's Board of Directors, including outside directors, shall determine whether a party conducting a tender offer for a significant purchase of the Company's shares is a party that contributes to the enhancement of the Company's corporate value and, in turn, the common interests of its shareholders. The Board of Directors, including the outside directors, will take appropriate measures to consider the laws of Japan and the United States, where the Company's ADSs are listed.

Under the Japanese Companies Act and our Articles of Incorporation, our shareholders are entitled to have information and time to consider whether or not to accept a tender offer for a change of control and protect the Company's corporate value and the shareholders' common interests. The Company believes that it is essential to ensure that shareholders have such information and time.

(4) Company policy in regard to the decisions related to distribution of dividends etc.

The Company considers the return of profits to our shareholders as one of the essential management policies. Our basic approach is to continuously provide stable returns to our shareholders while securing the necessary internal reserves to respond to future growth and changes in the business environment.

We raised additional capital through the IPO in the United States during fiscal year 2020. We plan to actively invest in our business to achieve further growth in the future, and we do not expect to pay any dividends on our common shares for the foreseeable future.

7. Important facts regarding the status of the Company that occurred after the end of the fiscal year

On February 1, 2021 (Eastern Standard Time), the exercise by the underwriters of the over-allotment option granted in connection with the IPO. The Company issued 60,000 additional common shares in the form of 60,000 ADSs, thereby increasing its capital stock by 43,821 thousand yen and its capital surplus by 43,821 thousand yen.

*Fractions less than the indicated figures are rounded down in this business report.

Statutory Financial Statements Prepared in Accordance with Japanese GAAP (“J-GAAP”)

Note:  The statutory financial statements on the following pages have been prepared in accordance with Japanese GAAP.  These results may differ in material respects from our audited consolidated financial results under U.S. GAAP that will be reported at a later date and included in our Annual Report on Form 20-F, which will be filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.  The attached financial statements are provided to our shareholders and ADS holders solely in accordance with requirements under the Japanese Companies Act in connection with our Annual Meeting.

Balance Sheet

( As of December 31,2020 )

( Unit: thousand yen )

Account	Amount

Assets
Total current assets		1,922,243
Cash and cash equivalents		244,569
Accounts receivable-trade		148,830
Inventories		7,956
Accounts receivable-other		1,539,999
Other current assets		120,840
Allowance for doubtful accounts	∆	139,954
Total non-current assets		1,119,350
Total tangible assets		183,093
Facilities attached to buildings		271,244
Vehicles		9,547
Tools, furniture and fixtures		28,119
Accumulated depreciation	∆	125,818
Total intangible assets		112,969
Software		28,336
Goodwill		65,788
Other intangible assets, net		18,845
Total investments and other assets		823,287
Investments		500
Shares of subsidiaries and affiliates		1,891
Long-term accounts receivable-other		248,701
Lease and guarantee deposits		631,907
Other assets		72,045
Allowance for doubtful accounts	∆	131,758

Total assets		3,041,593
Liabilities
Total current liabilities		1,493,903
Accounts payable-trade		34,854
Current portion of long-term borrowings		221,061
Accounts payable-other		515,044
Accrued income taxes		40,736
Advances received		442,388
Deposit received		123,283
Provision for point card certificates		1,579
Other current assets		114,956
Total non-current liabilities		1,167,824
Long-term borrowings		668,380
Long-term accounts payable-other		7,716
Leasehold and guarantee deposits received		348,401
Asset retirement obligation		143,326
Total liabilities		2,661,728
Net assets		373,094
Shareholders' equity		1,179,413
Share capital		1,292,221
Capital surplus
Legal capital surplus		1,190,413
Other capital surplus		101,808
Total retained earnings	∆	2,095,539
Other retained earnings	∆	2,095,539
Treasury shares	∆	3,000
Share acquisition rights		6,770
Total net assets		379,865
Total liabilities and net assets		3,041,593

Income Statement

（For the fiscal year beginning January 1, 2020 ended December 31, 2020）

（Unit: thousand yen）

Account	Amount
Total revenues		1,416,109
Cost of sales		1,098,429
Gross profit		317,680
Selling, general and administrative expenses		906,406
Operating loss		588,726
Non-operating income
Interest income	667
Reversal of allowance for doubtful accounts	9,557
Miscellaneous income	40,547
Other	258	51,031
Non-operating expenses
Interest expense	12,792
Listing expenses	388,518
Miscellaneous loss	10,015
Other	518	411,845
Ordinary loss		949,541
Extraordinary income
Gain on sales of non-current assets	772
Gain on sales of property, plant and equipment	16,104	16,876
Extraordinary losses
Loss on retirement of non-current assets	34,613
Impairment loss	55,922
Loss on store closings	2,560
Loss on valuation of investment securities	10,543
Loss on valuation of shares of subsidiaries and affiliates	26,475	130,115
Net loss before income taxes		1,062,780
Income taxes - current		16,871
Net loss		1,079,651

Statement of Changes in Shareholders’ Equity

（For the fiscal year beginning January 1, 2020 ended December 31, 2020）

（Unit: thousand yen）

	Shareholders' equity
		Capital surplus
Balance and causes of changes	Share capital	Legal capital surplus	Other capital surplus	Total capital surplus
Beginning balance	595,100	606,100	101,808	707,908
Accumulated impact of error correction
Beginning balance after error correction	595,100	606,100	101,808	707,908
Changes during period
Net loss
Issuance of new shares	584,313	584,313		584,313
Changes during period without shareholders' equity items
Total changes during period	584,313	584,313		584,313
Ending balance	1,179,413	1,190,413	101,808	1,292,221

	Shareholders' equity
	Retained enrings
Balance and causes of changes	Other retained earnings		Total retained enrings		Treasury shares		Total shareholders' equity
Beginning balance	∆	791,552	∆	791,552	∆	3,000		508,456
Accumulated impact of error correction	∆	224,336	∆	224,336			∆	224,336
Beginning balance after error correction	∆	1,015,888	∆	1,015,888	∆	3,000		284,120
Changes during period
Net loss	∆	1,079,651	∆	1,079,651			∆	1,079,651
Issuance of new shares								1,168,626
Changes during period without shareholders' equity items
Total changes during period	∆	1,079,651	∆	1,079,651				88,975
Ending balance	∆	2,095,539	∆	2,095,539	∆	3,000		373,094

Balance and causes of changes	Share acquisition rights	Total net assets
Beginning balance	-		508,456
Accumulated impact of error correction	20	∆	224,316
Beginning balance after error correction	20		284,140
Changes during period
Net loss		∆	1,079,651
Issuance of new shares			1,168,626
Changes during period without shareholders' equity items	6,750		6,750
Total changes during period	6,750		95,726
Ending balance	6,770		379,865

Notes to the specific items

（Significant accounting policies）

1.	Standards and methodologies of evaluation of assets

(1)	Available for sale securities

Securities without market price are stated at the moving average cost.

(2)	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method for merchandise.

2.	Depreciation and amortization methodologies of non-current assets

(1)	Tangible non-current assets

The depreciation methods and applicable usage periods are as follows:

Facilities attached to buildings: Straight-line method, 7-15 years

Vehicles: Declining balance method, 6 years

Tools, furniture and fixtures: Declining balance method, 2-10 years

(2)	Intangible non-current assets

Straight-line method is adopted. Software for company use is amortized over the useful life (3 or 5 years depending on each software).

3.	Basis to recognize allowances

(1)	Allowance for doubtful accounts

The Company estimates uncollectible amounts of its receivables by multiplying historical bad debt ratio of receivables with accounts receivable amount for those without specific sign of default, and by individually estimating collectability of each specific receivable such as those with sign of default.

(2)	Allowance for point card certificates

The Company implements point system for sales promotion purpose. In order to be prepared for future usage of the points by customers, the Company estimates the point amounts to be used in the future and recognizes allowance for point card certificates based on the historical usage.

4.	Amortization of goodwill

Goodwill is amortized in straight-line over 5 years.

5.	Treatment of consumption tax

Amounts are expressed in before-consumption-tax amounts.

(Note regarding error correction)

During this fiscal year, the Company found that the listing expenses booked in the previous fiscal years had accounting errors, and hence, it made error corrections this fiscal year. The cumulative impact from these error corrections is reflected in the beginning balance of net assets of this fiscal year. This correction caused the beginning balance of retained earnings in the Statement of Shareholders’ Equity to decrease by JPY224,336 thousand.

（Additional information）

The COVID-19 Pandemic is expected to continue to affect the industry the Company belongs to and accordingly, the demand to our services is expected to temporarily drop.

The Company assumes that such a circumstance will disappear during 2021 as the expansion of the infection calms down and economic activities pick up, and thus in 2020 onwards the Company’s business activity also recovers to the level before the pandemic in accordance to the recovery pace of general economy. Such assumptions are reflected to our accounting estimates (for impairment analysis of non-current assets, etc.).

Nevertheless, such assumptions are subject to uncertainty ranging from the timing of restoration from the pandemic, to public policies of governments or economic circumstances. Hence, there is a possibility that actual figures are deviated from estimates based on the assumptions.

（Notes regarding the Balance Sheet）

1.	Accumulated depreciation of tangible non-current assets: JPY125,818 thousand

The amount above includes accumulated impairment amounts.

2.	Assets provided as collaterals and liabilities collateralized by them

(1)	Assets provided as collaterals

Time deposits: JPY63,523 thousand

(2)	Liabilities the collateralized by the assets.

Long-term borrowings within 1 year:	JPY147,141 thousand
Long-term borrowings:	JPY294,880 thousand
Total	JPY442,021 thousand

3.	Guaranteed liabilities

(1)	The Company guarantees the loans payable by our subsidiary to the lender: Bell Epoc Wellness: JPY21,220 thousand
(2)	The Company guarantees the lease payments on the Subsidiaries’ salon facility: Bell Epoc Wellness Inc.: 1 salon, JPY3,940 thousand

Decollte Wellness Corporation: 1salon,　JPY2,288 thousand

(3)	The Company provides a guarantee for an advanced payroll payment service on behalf of the subsidiary: Medirom Human Resources Inc.: Maximum amount of JPY1,500 thousand
4.	Receivables from and payables to subsidiaries Short-term receivables: JPY278,302 thousand Short-term payables: JPY193,812 thousand

5.

Additional information

JPY1,539,999 thousand of accounts receivable-other on the Balance Sheet includes JPY1,168,626 thousand of proceeds from the initial public offering at Nasdaq Capital Markets completed on December 31, 2020. The IPO proceeds of JPY1,168,626 thousand were transferred on January 4, 2021.
The capital increase due to the IPO became legally effective on December 31, 2020.

（Notes regarding the Income Statement）

1.	Transactions with subsidiaries

(1)	Operating transactions:

Revenues:     JPY53,021 thousand

　Expenditures: JPY684,987 thousand

(2)	Non-operating transactions:

Interest income from subsidiaries: JPY558 thousand

Interest expense to subsidiaries:   JPY305 thousand

（Notes regarding the Statement of Shareholders’ Equity）

1	Number of shares issued as of fiscal year end:

Common shares: 4,915,000

Class A share: 1

2	Number of treasury shares as of fiscal year end:

Common shares: 92,500

3	Notice regarding dividends of retained earnings

(1) Dividends paid:

No dividend was paid during this fiscal year.

(2) Dividend to be paid after the ending date of this fiscal year:

No dividend is scheduled to be paid.

4	Notice regarding share acquisition rights:

Number of shares subject to the share acquisition rights:

The 4th Series of Stock Options: Common shares	28,500
The 5th Series of Stock Options: Common shares	85,500
The 6th Series of Stock Options: Common shares	42,500
The 7th Series of Stock Options: Common shares	73,000
The 8th Series of Stock Options: Common shares	150,000
The 9th Series of Stock Options: Common shares	300,000
Total	679,500

（Note regarding financial instruments）

(1)	Items regarding transactions related to the financial instruments

1	The Company policy on financial instruments

The Company plans its necessary financing at its Board of Directors based on the investment plan and operating cash flow prospect and finances its working capital by means of bank loans after approving such resolutions at the Board.

2	Details of the financial instruments and related risks

Accounts receivable-trade and accounts receivable-other are operating claims and are subject to credit risk of our customers.
Investments in securities are stocks of private companies with whom we have transaction relationship and subject to credit risk of the issuers.
Loans receivable are subject to credit risk of the borrowers.

Lease and guarantee deposits are deposited for the purpose of entering into lease agreements of salons and are subject to credit risk of the landlords.

Accounts payable-trade are subject to liquidity risk that the Company is not able to make the payments on the due dates.

Borrowings are for working capital purpose and are subject to liquidity risk.

Guarantees deposited are primarily from franchisees for the salon subleases, the amounts of which match the ones of master leases the Company has deposited. The Company is obliged to repay the guarantees deposited at the expiration of the sublease contracts and they are subject to liquidity risk.

3	Risk management system over financial instruments

i.	Credit risk (risks related to breach of contracts, etc.) management

The relevant divisions of the Company periodically monitor the primary customers and/or vendors over operating claims and loans receivable, manage due dates and balances, and try to collect information in the early timing about the risk of collectability due to worsened financial positions of them or mitigate risk of bad debt.

ii.	Market risk management

The Company collects information about the issuers’ (transaction parties’) financial positions, etc. in regard to investments on securities

iii.	Liquidity risk (risk not to be able to pay on due) management

The Company recognizes the due dates on monthly basis based on reports submitted from each division, makes/updates payment plans, and prepares liquidity on hand. By doing such, the Company manages the liquidity risk.

4

Supplemental explanation about the fair value of financial instruments

The fair values of financial instruments include reasonably estimated amounts in case there is no market value. Such a value calculation reflects volatile factors, and so subject to change of the value due to adopting different assumptions.

(2)	Fair value of financial instruments

The disclosed amounts on the Balance Sheet, market values, the difference as of December 31, 2020 are as presented in the following table. The table doesn’t include an instrument the fair value of which is regarded to be too difficult to know its fair value. (Please see the (Note 2).)

					（Unit: thousand yen）
Account		Ending balance	Fare value		Difference
(1)	Cash and cash equivalents	244,569	244,569		-
(2)	Accounts receivable-trade(※1)	145,332	145,332		-
(3)	Accounts receivable-other (※1)	1,333,509	1,333,509		-
(4)	Long term accounts receivable-other (※1)	116,942	116,942		-
	Total assets	1,840,354	1,840,354		-
(1)	Accounts payable-trade	34,854	34,854		-
(2)	Accounts payable-other	424,603	424,603		-
(3)	Long-term borrowings(※2)	889,441	865,560	∆	23,880
	Total liabilities	1,348,899	1,325,018	∆	23,880

※1　Net of allowance for doubtful accounts.

※2　Long-term borrowings within 1 year are included.

(Note 1). Items related to calculation methodologies of financial instruments and securities or derivative transactions

Assets

(1)	Cash and cash equivalent, (2) Accounts receivable-trade, (3) Accounts receivable-other

These are going to be settled in a short period of time and the fair values are approximate to their book values. Hence, the amounts are represented by the book values.

(4) Long-term accounts receivable-other

Since the estimated uncollectible amounts are calculated based on the expected collectible amounts, etc., the fair values of them are approximate with the amount disclosed on the Balance Sheet less the latest estimated bad debt as of fiscal year end. Hence, the Company regards the amount as the fair value of this account.

Liabilities

(1)	Accounts payable-trade, (2) Accounts payable-other

Since these are going to be settled in a short period of time, and so their fair values are approximate to their book values, the amounts are represented by the book values.

(3) Long-term borrowings

The fair value of the Long-term borrowings is calculated under the method that the sum of principals and interests payable is discounted by the interest rates assumed to be applicable provided the Company newly entered into the same loan agreements.

(Note 2). The Balance Sheet amounts of financial instruments the fair value of which are quite difficult to estimate.

（Unit: thousand yen）
Account	Ending balance
Investments	500
Shares of subsidiaries and affiliates	1,891
Lease and guarantee deposits	631,907
Leasehold and guarantee deposits received	348,401

There is no market value for these assets, and it is excessively costly to estimate their future cash flows. Hence, they are regarded as the assets whose fair values are quite difficult to estimate.

(Note regarding the asset retirement obligations)

1.	The details of the asset retirement obligations

The restoration costs over headquarter office and ReRaKu College, and leased properties for directly operated salons.

2.	The methodology to calculate the asset retirement obligations

Out of headquarter office, Re.Ra.Ku College, and directly-operated salons, the restoration expenses of Re.Ra.Ku PRO Running Takebashi Imperial Palace Side Store was recognized based on the estimated removal costs provided by the construction contractor. The costs for the other directly operated salons were calculated based on reasonably estimated cost per area from the actual restoration cost multiplied with volume of Tsubo* (* a Japanese standard measure of area).

3.	The increase or decrease of the total asset retirement obligations in this fiscal year is as follows:

Beginning balance:	JPY93,089 thousand
Increase due to new lease agreements:	JPY65,101 thousand
Adjustments due to passing of time:	JPY214 thousand
Decrease due to performance of restoration obligation:	JPY15,078 thousand
Ending balance:	JPY143,326 thousand

（Note regarding impairment loss）

（Unit: thousand yen）

Place	Used for	Type of assets	Impairment loss
Re.Ra.Ku Seibu-Shinjuku Pepe Store	Asset for business	Facilities attached to buildings	8,902
Re.Ra.Ku Shinjuku East-gate Store	Asset for business	Facilities attached to buildings	448
Re.Ra.Ku Shinjuku Store	Asset for business	Facilities attached to buildings	1,275
Re.Ra.Ku PRO Running Takebashi Imperial Palace Side Store	Asset for business	Facilities attached to buildings	45,296

The Company classifies each salon as a minimum cash flow generating unit and headquarter as a common facility.

It recognizes impairment loss of JPY55,922 thousand for the decrease of fixed assets down from their book values to collectible amounts, because of the deterioration of profitability and because collectability from the assets became non-estimable.

The collectable amount of cash flows is measured by usage value and the future cash flows are discounted at the discount rate that reflects the Company’s business risk.

(Note regarding deferred tax accounting)

Schedule of deferred tax assets by primary cause:

Allowance for doubtful accounts	JPY 83,198 thousand
Facilities attached to buildings	JPY 26,506 thousand
Shares of subsidiaries and affiliates	JPY 14,741 thousand
Accrued business tax	JPY 3,653 thousand
Other	JPY 51,193 thousand
Loss carried forward	JPY 431,605 thousand
Sub-total Deferred tax assets	JPY 610,899 thousand
Valuation allowances	JPY 610,899 thousand
Total Deferred tax assets	JPY － thousand

（Note regarding transactions with related parties）

1.	With subsidiaries and affiliates:

（Unit：thousand yen）

Entity type	Entity name	Ownership	Transaction(s)	Transaction amount	Account	Ending balance
Subsidiary	Medirom Human Resources Inc.	Direct 100%	Guarantee of liabilities	-		-
			Outsourcing of salon operation support and back office services	9,410	Accounts receivable-other	10,351
			Outsourcing of salon operation	614,373	Advances paid	9,539
			Payment of secondment contribution	50,793	Accounts payable-other	70,210
					Deposit received	103,372
Subsidiary	Bell Epoc Wellness Inc.	Direct 100%	Guarantee of liabilities	-		-
			Lending of loans	36,000	Short-term loans receivable	36,000
			Repayment of loans	63,000		-
			Outsourcing of salon operation support and back office services	21,542	Accounts receivable-trade	2,270
			Receipt of interest income	211	Accounts receivable-other	111,286
			Payment of interest expense	305	Advances paid	10,788
					Accounts payable-other	2,556
Subsidiary	JOYHANDS WELLNESS Inc.	Direct 100%	Outsourcing of salon operation support and back office services	16,422	Accounts receivable-trade	190
			Receipt of interest income	155	Accounts receivable-other	64,057
					Advances paid	1,489
					Accounts payable-other	623
Subsidiary	Decollte Wellness Corporation	Direct 100%	Guarantee of liabilities	-		-
			Lending of loans	10,000	Short-term loans receivable	10,000
			Outsourcing of salon operation support and back office services	5,645	Accounts receivable-other	19,710
			Outsourcing of salon operation	19,821	Advances paid	2,618
			Receipt of interest income	191	Accounts payable-other	17,049

(Note1). The obligations borne by Medirom Human Resources and guaranteed by the Company is the guaranteed obligation to the advanced payroll payment service on behalf of MHR. The guarantee to Bell Epoc Wellness was on the loans BEW borrowed and the rent expense payments for the salons. The guarantee to Decollte Wellness was on the rent expense payments for the salons.

(Note2). The inter-company loans were lent at the interest rates reasonably decided by referencing the market rates.

(Note3). The terms and conditions over the outsourcing of salon operation support and back-office services were decided considering market fee prices, etc.

(Note4). The Company recognizes the allowance for doubtful accounts of JPY133,408 thousand to subsidiaries and affiliates in total. And it recognizes a total of JPY99,856 thousand of bad debt expense during this fiscal year.

2.	With Directors and primary individual shareholders:

（Unit: thousand yen）

Type	Name	Voting rights	Relationship	Transaction	Amount	Accounts	Ending balance
Director	Kouji Eguchi	Direct 39.09％	Representative director	Payment guarantees on the Company’s obligations	-		-

(Note) Guarantees were provided onto the Company’s bank loans and rent expense of our salons.

(Per-share information)

1.	Net assets per share	77.37 yen
2.	Net loss per share	268.26 yen

(Note) Diluted earnings per share is not disclosed because this fiscal year had net loss despite the Company holds diluted shares.

(Note regarding the significant subsequent events)

Significant issuance of new shares:

On February 1, 2021, Eastern Standard Time of the United States, the Company completed issuance and listing of additional 60,000 ADSs at $15.00 per ADS, as per the exercise of the green shoe rights provided to the underwriter in relation to the initial public offering on December 29, 2020. The Company raised the additional fund of $837 thousand (JPY 87,642 thousand, based on the conversion rate of 104.71 yen per dollar).

The financed amount is planned to be spent on the Company’s working capital and general business activities including expansion of our customer base, investments for new service development and sale, acquisitions, strategic alliance.

Annexed Detailed Statement

1.	Schedule of tangible non-current assets and intangible assets	（Unit: thousand yen）

Classification	Type of assets	Beginning book value	Increase during the FY	Decrease during the FY	Depreciated amount	Ending book value	Accumulated depreciation	Ending cost of acquisition
Tangible assets	Facilities attached to buildings	136,263	140,163	34,554	78,950	162,922	108,322	271,244
					(55,369)
	Vehicles	2,598	9,547	2,454	3,058	6,633	2,914	9,547
	Tools, furniture and fixtures	4,140	16,521	647	6,476	13,537	14,582	28,119
					(552)
	Subtotal	143,002	166,232	37,656	88,485	183,093	125,818	308,911
Intangible assets	Software	26,401	15,376	0	13,441	28,336
	Software in progress	4,840	18,246	4,840	0	18,246
	Goodwill	57,917	28,857	0	20,986	65,788
	Trademark right	525	0	0	75	450
	Subtotal	89,832	62,480	4,840	34,503	112,969

(Note1) The amounts bracketed at "Depreciated amount" are included in the amount above and represent impairment loss during this fiscal year. "Accumulated depreciation" includes the following accumulated impairment losses:

Facilities attached to	62,630 thousand yen
buildings Tools, furniture and fixtures	552 thousand yen

(Note2) Increase during the FY primarily consists of the followings:

(1)	New office interior construction and purchase of assets related to move of headquarter and Re.Ra.Ku College:

Facilities attached to buildings	54,173 thousand yen
Tools, furniture and fixtures	13,622 thousand yen

(2)	Interior construction of Re.Ra.Ku PRO Running Takebashi Imperial Palace Side Store:

Facilities attached to buildings	55,988 thousand yen

(3)	Development and renewal of the Web site and App developed by the Company:

Software	13,756 thousand yen
Software in progress	18,246 thousand yen

(4)	Acquisition of 4 franchised salons:

Goodwill	28,857 thousand yen

(Note3) Decrease during the FY primarily consists of the followings:

 Disposal of the previous headquarter and Re.Ra.Ku College assets due to moving:

Facilities attached to buildings	27,038 thousand yen

(Note4) The Company found accounting errors made in the previous years at the beginning balances of Facilities attached to buildings, Software, and Goodwill and so made error corrections.

2.	Details of allowances	（Unit: thousand yen）

Account	Beginning balance	Increase in this FY	decrease in this FY	Ending balance
Allowance for doubtful accounts	197,729	101,976	27,992	271,713
Provision for point card certificates	737	1,579	737	1,579

(Note) The Company found accounting errors made in the previous years at the beginning balances of Provision for point card certificates and so made error correction.

 [English Translation of Convocation Notice Originally Issued in the Japanese Language]

3.	Schedule of selling, general, and administrative expenses:	(Unit: thousand yen)

Account	Amount	Note
Remuneration for directors	52,500
Salaries	213,053
Legal welfare expenses	36,859
Rent expenses	68,286
Advertising expenses	56,077
Travel and transportation expenses	20,900
Commission expenses	49,222
Commission expenses for subsidiaries and affiliates	50,793
Research and development expenses	13,474
Fee expenses	119,931
Taxes and dues	22,361
Depreciation	33,090
Provision of allowance for doubtful accounts	100,859
Bad debts expenses	1,152
Provision for point card certificates	843
Other	67,008
Total	906,406